		Exhibit 12

TAUBMAN CENTERS, INC.
Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Six Months Ended
	Ended June 30
	2007	2006

Earnings before income from equity investees	$ 35,127	$ 26,497

Add back:
Fixed charges	$ 73,203	$ 74,401
Amortization of previously capitalized interest	2,139	2,165
Distributed income of Unconsolidated Joint Ventures	17,425	15,883

Deduct:
Capitalized interest	(7,428)	(4,316)
Preferred distributions	(1,230)	(1,230)

Earnings available for fixed charges and preferred dividends	$ 119,236	$ 113,400

Fixed Charges
Interest expense (1)	$ 61,884	$ 66,154
Capitalized interest	7,428	4,316
Interest portion of rent expense	2,661	2,701
Preferred distributions	1,230	1,230
Total fixed charges	$ 73,203	$ 74,401

Preferred dividends(2)	7,317	16,406

Total fixed charges and preferred dividends	$ 80,520	$ 90,807

Ratio of earnings to fixed charges and preferred dividends	1.5	1.2

(1)
Interest expense for the six months ended June 30, 2006 includes a $2.1 million charge in connection with the write-off of financing costs related to the pay-off of the loans on The Shops at Willow Bend.

(2)	Preferred dividends for the six months ended June 30, 2006 include $4.7 million of charges recognized in connection with the redemption of the Series A and I Preferred Stock.